LEAH Labs
Balance Sheet
As of December 31, 2020

	Jan - Dec 2020	Jan - Dec 2019
ASSETS		
Current Assets		
Bank Accounts		
10000 Checking	288,688.66	
10100 Platinum Business Checking (1611)	0.00	229,437.67
Total Bank Accounts	$ 288,688.66	$ 229,437.67
Accounts Receivable		
Accounts Receivable (A/R)	86,621.66	
Total Accounts Receivable	$ 86,621.66	$ 0.00
Other Current Assets		
13000 Prepayments	0.00	
13100 Prepaid Insurance	0.00	
Total 13000 Prepayments	$ 0.00	$ 0.00
Total Other Current Assets	$ 0.00	$ 0.00
Total Current Assets	$ 375,310.32	$ 229,437.67
Fixed Assets		
15000 Property, Plant & Equipment	0.00	
15100 Equipment - Lab	9,849.37	
15150 Accumulated Depreciation - Lab Equip	-442.00	
Total 15000 Property, Plant & Equipment	$ 9,407.37	$ 0.00
Total Fixed Assets	$ 9,407.37	$ 0.00
Other Assets		
18000 Other Assets	0.00	
18200 Licenses	7,049.70	4,684.00
18250 Licenses Amortization	-2,756.50	-994.00
Total 18000 Other Assets	$ 4,293.20	$ 3,690.00
Total Other Assets	$ 4,293.20	$ 3,690.00
TOTAL ASSETS	$ 389,010.89	$ 233,127.67
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	7,444.77	0.00
Total Accounts Payable	$ 7,444.77	$ 0.00
Credit Cards		
23000 Brex	67.50	1,087.50
Total Credit Cards	$ 67.50	$ 1,087.50
Other Current Liabilities		
25000 Payroll Liability	0.00	
25100 Wages Payable	6,909.91	
25150 Benefits Payable	784.95	
25200 FIT Payable	1,815.65	
25250 FUTA Payable	43.29	

25300 SIT Payable		523.31		
25350 SUTA Payable		70.92		
Total 25000 Payroll Liability	$	10,148.03	$	0.00
Total Other Current Liabilities	$	10,148.03	$	0.00
Total Current Liabilities	$	17,660.30	$	1,087.50
Long-Term Liabilities				
28000 SAFE Investments -		879,466.84		505,588.16
Total Long-Term Liabilities	$	879,466.84	$	505,588.16
Total Liabilities	$	897,127.14	$	506,675.66
Equity				
30000 SAFE Investments		0.00		0.00
30200 Owner's Pay & Personal Expenses		0.00		
30400 Additional Paid in Capital		38.03		
30500 Common Stock		190.00		186.00
34000 Retained Earnings		-273,733.99		-4,183.31
Net Income		-234,610.29		-269,550.68
Total Equity	-$	508,116.25	-$	273,547.99
TOTAL LIABILITIES AND EQUITY	$	389,010.89	$	233,127.67

Friday, Apr 23, 2021 12:25:45 PM GMT-7 - Accrual Basis

LEAH Labs
Profit and Loss
January 2019 - December 2020

	Jan - Dec 2020	Jan - Dec 2019	Total
Income			
40100 Grant Income	86,617.66		86,617.66
Total Income	$ 86,617.66	$ 0.00	$ 86,617.66
Gross Profit	$ 86,617.66	$ 0.00	$ 86,617.66
Expenses			
51000 Direct Program Costs			0.00
51100 Direct Labor	92,050.00	124,480.79	216,530.79
51200 Consultants	478.00		478.00
51400 Materials & Supplies	93,230.80	24,121.45	117,352.25
51600 Consortium/Contractual	49,225.00		49,225.00
51700 Other/Misc	1,539.00		1,539.00
Total 51000 Direct Program Costs	$ 236,522.80	$ 148,602.24	$ 385,125.04
55000 Payroll			0.00
55100 Payroll Taxes	7,422.17	10,426.49	17,848.66
55200 PTO			0.00
55215 Holiday	4,455.59		4,455.59
55220 Sick Leave	1,076.93		1,076.93
55230 Vacation	2,428.00		2,428.00
Total 55200 PTO	$ 7,960.52	$ 0.00	$ 7,960.52
55300 Employee Insurance			0.00
55330 Worker's Compensation	311.54		311.54
Total 55300 Employee Insurance	$ 311.54	$ 0.00	$ 311.54
55450 Severance Pay		100.00	100.00
55500 Payroll Expense	924.00		924.00
55550 Employee Relations		108.00	108.00
Total 55000 Payroll	$ 16,618.23	$ 10,634.49	$ 27,252.72
55210 Medical Insurance	6,382.89		6,382.89
57000 Travel	951.59	30,074.09	31,025.68
57150 Lodging	330.66		330.66
57200 Meals	429.00	722.57	1,151.57
57300 Registration Expenses	0.00		0.00
Total 57000 Travel	$ 1,711.25	$ 30,796.66	$ 32,507.91
58000 General & Administrative Expenses			0.00
58100 Overhead Labor	29,236.16		29,236.16
58200 Depreciation	442.00		442.00
58300 Rent & Lease	6,570.00	10,382.50	16,952.50
58310 Utilities	587.57		587.57
58400 Office Supplies	3,368.52	11,146.12	14,514.64
58410 Postage	726.66	648.45	1,375.11
58420 Dues & Subscriptions	8,386.80	5,413.48	13,800.28
58425 Computer Services	450.00		450.00
58450 Business Meals	27.94		27.94
58500 Contractors	18,621.31	5,284.00	23,905.31

58510 Legal			0.00
58520 Legal - General	43.00	2,070.00	2,113.00
Total 58510 Legal	$ 43.00	$ 2,070.00	$ 2,113.00
58550 Accounting	11,623.75	19,262.07	30,885.82
58700 Advertising & Marketing	11,131.87	15,102.00	26,233.87
58710 Design Expense		300.00	300.00
58750 Recruitment	98.90		98.90
58900 Bank Charges & Fees	80.00	110.00	190.00
Total 58000 General & Administrative Expenses	$ 91,394.48	$ 69,718.62	$ 161,113.10
58600 Insurance		8,579.70	8,579.70
58610 General Liability	483.00		483.00
Total 58600 Insurance	$ 483.00	$ 8,579.70	$ 9,062.70
59000 Taxes	585.00	712.00	1,297.00
59500 Charitable Contributions	105.00		105.00
59600 Miscellaneous Expense	684.71	257.80	942.51
Investment Expense	18.00	69.00	87.00
Total Expenses	$ 354,505.36	$ 269,370.51	$ 623,875.87
Net Operating Income	-$ 267,887.70	-$ 269,370.51	-$ 537,258.21
Other Income			
61000 Other Income	35,000.00		35,000.00
61100 Interest Income	39.91	56.69	96.60
61500 Other Miscellaneous Income		757.14	757.14
Total Other Income	$ 35,039.91	$ 813.83	$ 35,853.74
Other Expenses			
62000 Other Expenses			0.00
62200 Amortization Expense	1,762.50	994.00	2,756.50
Total 62000 Other Expenses	$ 1,762.50	$ 994.00	$ 2,756.50
Total Other Expenses	$ 1,762.50	$ 994.00	$ 2,756.50
Net Other Income	$ 33,277.41	-$ 180.17	$ 33,097.24
Net Income	-$ 234,610.29	-$ 269,550.68	-$ 504,160.97

LEAH Labs
Statement of Cash Flows
January 2019 - December 2020

	Jan - Dec 2020
OPERATING ACTIVITIES	
Net Income	-234,610.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-86,621.66
13100 Prepayments:Prepaid Insurance	0.00
15150 Property, Plant & Equipment:Accumulated Depreciation - Lab Equip	442.00
Accounts Payable (A/P)	7,444.77
23000 Brex	-1,020.00
25100 Payroll Liability:Wages Payable	6,909.91
25150 Payroll Liability:Benefits Payable	784.95
25200 Payroll Liability:FIT Payable	1,815.65
25250 Payroll Liability:FUTA Payable	43.29
25300 Payroll Liability:SIT Payable	523.31
25350 Payroll Liability:SUTA Payable	70.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 69,606.86
Net cash provided by operating activities	-$ 304,217.15
INVESTING ACTIVITIES	
15100 Property, Plant & Equipment:Equipment - Lab	-9,849.37
18200 Other Assets:Licenses	-2,365.70
18250 Other Assets:Licenses Amortization	1,762.50
Net cash provided by investing activities	-$ 10,452.57
FINANCING ACTIVITIES	
28000 SAFE Investments -	373,878.68
30000 SAFE Investments	0.00
30200 Owner's Pay & Personal Expenses	0.00
30400 Additional Paid in Capital	38.03
30500 Common Stock	4.00
34000 Retained Earnings	
Net cash provided by financing activities	$ 373,920.71
Net cash increase for period	$ 59,250.99

Jan - Dec 2019		Total	
	-269,550.68		-504,160.97
			0.00
			-86,621.66
			0.00
			442.00
	-617.54		6,827.23
	1,078.50		58.50
			6,909.91
			784.95
			1,815.65
			43.29
			523.31
			70.92
$	460.96	-$	69,145.90
-$	269,089.72	-$	573,306.87
			-9,849.37
	-4,684.00		-7,049.70
	994.00		2,756.50
-$	3,690.00	-$	14,142.57
	505,588.16		879,466.84
	-25.00		-25.00
			0.00
			38.03
	186.00		190.00
	-186.00		-186.00
$	505,563.16	$	879,483.87
$	232,783.44	$	292,034.43